EX99_E

NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215

LIQUIDITY OPTION

General Information Regarding this Option

This option is made part of the Contract to which it is attached and is effective on the Date of Issue.

This option is only available at the time of application. To the extent any provisions contained in this option are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this option will control the Contract accordingly. Terms not defined in this option have the meaning given to them in the Contract.

Nationwide may restrict the availability of this option in conjunction with other options that may be offered under the Contract. Other options that are not available for election in conjunction with this option are identified in the application.

The benefits described in this option will cease upon termination of the Contract.

This option is irrevocable.

Additional Charge

When this option is elected, Nationwide deducts an additional charge at an annualized rate of up to 0.50% of the daily net asset value of the Variable Account(s). Nationwide will discontinue deducting the additional charge of 0.50% four years from the Date of Issue. This charge will also cease if the Contract is terminated and will not increase as long as the Contract remains in-force.

Executed for Nationwide by:

Purchase Payments

Purchase Payments will only be accepted during the first contract year, the one year period determined from the Date of Issue. No further Purchase Payments will be accepted on or after the first Contract Anniversary.

Contingent Deferred Sales Charge (CDSC)

The seven-year CDSC schedule as described in the Contract is replaced with the following four-year CDSC schedule:

Number of Completed Years Measured from the Date of the Purchase Payment	CDSC Percentage*
0	7%
1	7%
2	6%
3	5%
4 and later	0%

*	The CDSC percentage changes to the next year’s CDSC percentage on the day before the Purchase Payment year is completed.

CDSC is calculated as described in the Contract using the above-referenced CDSC schedule. Nationwide will waive or reduce CDSC for certain Surrenders as described in the Contract.

Secretary	President

ICC11-VAR-0159AO.2	(Standard) (3/2012)